EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.) Statement of Financial Condition
January 31, 2023

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Financial Statements

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SEC FILE NUMBER
8-43828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/2022 (MM/DD/YY) AND ENDING 01/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EarlyBirdCapital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Huntington Quadrangle Suite 1C15
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle M. Pendergast	631-770-0667	mpendergast@ebcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

730 Third Avenue, 11th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Pendergast _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EarlyBirdCapital, Inc. _____, as of 1/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Michelle Pendergast_

COLEEN MCGLYNN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6210748
Qualified in Queens County
My Commission Expires ~~August 31, 2017~~
November 24, 2025

Title: CFO

Coleen McGly
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **EarlyBirdCapital, Inc.**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company") as of January 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of January 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Marcum LLP

New York, NY
March 22, 2023

EarlyBirdCapital, Inc.
Statement of Financial Condition
January 31, 2023

Assets

Cash and cash equivalents	$	40,327,494
Restricted cash - clearing account		510,560
Certificates of deposit		106,029
Other accounts receivables		1,512,500
Due from Parent		1,481,534
Securities owned:		
Marketable, at fair value		4,172,726
Non-marketable, at estimated fair value		2,992,521
Property and equipment, net		194,548
Right of use assets		1,460,043
Security deposit		195,254
Other assets		146,542
Total assets	$	53,099,751

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	3,018,932
Commissions payable		6,940
Lease liabilities		1,538,886
Subordinated loans - related parties		2,900,000
Total liabilities		7,464,758

Stockholder's equity:

Series A preferred stock, $.01 par value, none issued and outstanding		
Common stock, $.01 par value, 29,850 shares authorized,		—
500 shares issued and outstanding		5
Additional paid-in capital		21,230,250
Retained earnings		24,404,738
Total stockholder's equity		45,634,993
Total liabilities and stockholder's equity	$	53,099,751

See accompanying notes to financial statements

1. Organization

EarlyBirdCapital, Inc. (the "Company"), was organized on May 13, 1993 as a Delaware corporation and is a wholly owned subsidiary of EBC Holdings, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities and Exchange Act of 1934. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corp ("SIPC").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Wedbush Securities, Inc., on a fully disclosed basis.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principals generally accepted in the United States of America ("GAAP").

(b) Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of three months or less at the time of purchase to be cash equivalents.

The Company maintains a cash account required by the brokerage clearing company utilized by the Company. This amount is classified as restricted cash – clearing account, on the accompanying financial statements. At January 31, 2023 the Company had $510,560 of restricted cash.

(d) Certificates of Deposit

Certificates of deposit of $106,029 as of January 31, 2023 mature on various dates through June, 2023.

2. Summary of Significant Accounting Policies (continued)

(e) Financial Instruments

The Company follows the guidance of the Financial Accounting Standards Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial asses measured at amortized cost within the scope of the standard. The Company extends unsecured credit in the normal course of business to its clients. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of January 31, 2023.

(f) Securities Owned

Securities owned in the statement of financial condition consists of financial instruments carried at fair value with related unrealized gains and losses recognized in principal transactions in the statement of operations. The securities owned are classified into "Marketable" and "Nonmarketable". Marketable securities are those that can readily be sold, either through a stock exchange or through a direct sale arrangement. Nonmarketable securities are typically securities restricted under the Federal Securities Act of 1933 provided by SEC Rule 144 (Rule144), including the requisite holding period or have other contractual restrictions that restrict their sale. The Company may receive equity instruments, which includes stock purchase warrants and common and preferred stock from companies as part of its compensation for investment- banking services. These instruments are stated at fair value in accordance with GAAP.

Realized gains or losses are recognized in the statement of operations when securities are sold. Realized gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges. Interest and dividends on investments are included in investment income and are recognized when earned

(g) Property and Equipment

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or a straight/line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

2. Summary of Significant Accounting Policies (continued)

(h) Security Deposit

The Company has a letter of credit for a lease commitment secured by cash collateral. As of January 31, 2023, the security deposit was $195,254.

(i) Fair Value of Financial Instruments

FASB Accounting Standards Codification ("ASC") Topic 820-Fair Value Measurement, defines fair value and establishes a framework for measuring fair value through a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 – Inputs to the valuation methodology include

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term

Level 3 – Inputs that are unobservable inputs for the asset or liability.

3. Investments

Investments, as shown in the accompanying statement of financial condition, consist primarily of marketable trading securities, restricted stocks, warrants and unit purchase options. Their cost and estimated fair market value at January 31, 2023 are as follows:

	Cost	Unrealized Gain(Loss)	Value
Investments marketable	$ 10,559,697	$ (6,386,971)	$ 4,172,726
Investments non-marketable	$ 10,108,796	$ (7,116,275)	$ 2,992,521
Total	$ 20,668,493	$ (13,503,246)	$ 7,165,247

4. Fair Value of Financial Instruments

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, cash equivalents and restricted cash, certificates of deposit, clearing firm receivable, accounts payable, and commissions payable.

The following table presents the Company's fair value hierarchy for investments measured at fair value on a recurring basis as of January 31, 2023:

	Level 1	Level 2	Level 3	Value January 31 2023
Investments	$ 4,172,726	$ 2,992,521	$ -0-	$ 7,165,247
Total	$ 4,172,726	$ 2,992,521	$ -0-	$ 7,165,247

There were no transfers between Levels 1, 2 and 3 during the year.

5. Concentrations and Credit Risk

The Company maintains its cash balances in large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill its contractual commitments. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

The Company performs certain credit evaluation procedures and generally does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its clients, and based upon factors surrounding the credit risk of its clients, establishes an allowance for uncollectible accounts and, therefore, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

6. Property and Equipment

Property and equipment consist of the following at January 31, 2023:

	Life		
Equipment	5 years	$	84,493
Furniture	5 years		117,936
Leasehold improvements	5 years		143,024
		$	345,453
Accumulated depreciation			(150,905)
Property and equipment, net		$	194,548

8. Commitments and Contingencies

(a) Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

As of January 31, 2023 the Company was originally entitled to fees from a customer for services rendered upon the closing of a business combination transaction. Upon the closing of the transaction the Company was not paid and as such no revenue was recorded due to uncertainty as to the probability or collectability of these fees by the Company. Currently the Company is in negotiations with the counterparty to come to a final settlement of fees owed for services rendered. On March 15, 2023 the Company entered into a settlement agreement for a cash payment of $1,100,000 and 64,079 shares of stock valued at $350,000.

Other than as disclosed above, there are no material litigations against the Company.

In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments.

8. Commitments and Contingencies (continued)

(b) Lease Commitments

The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. The Company has lease agreements which include lease, and non-lease components, which the Company has elected to account for as a single lease component for all classes of underlying assets. Lease expense for variable lease components are recognized when the obligation is probable.

Operating lease right of use ("ROU") assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease payments are recognized as lease expense on a straight-line basis over the lease term. The Company primarily leases buildings (real estate) which are classified as operating leases. ASC 842-Leases, requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As an implicit interest rate is not readily determinable in the Company's leases, the incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments.

The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Options for lease renewals have been excluded from the lease term (and lease liability) for the majority of the Company's leases as the reasonably certain threshold is not met.

Lease payments included in the measurement of the lease liability are comprised of fixed payments, variable payments that depend on index or rate, and amounts probable to be payable under the exercise of the Company option to purchase the underlying asset if reasonably certain. The Company leases office space in three locations, two in New York, one expires December 2024, the other in October 2027 and one in Florida which will expire in May, 2027.

The weighted-average remaining lease term of operating leases is 4 years. The weighted-average discount rate used to impute interest is 9%.

Total Lease payments to be paid	$1,711,306
Less: future interest expense	(172,420)
Lease Liabilities	$1,538,886

10. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company. At January 31, 2023, there were no amounts to be indemnified to the clearing brokers. Financial instruments that subject the Company to concentrations of credit risk consist primarily of receivables. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

11. Related Party Transactions

In connection with its initial public offering deals, the Company accepted permanent subordinated loans from certain officers for gross proceeds of $2,900,000. At January 31, 2023, the amounts were still outstanding. The loans accrue interest of 9% per annum. The loans were disclosed to and approved by FINRA.

As of January 31, 2023, the Company had a due from parent balance of $1,481,534. This amount is non-interest bearing and owed from EBC Holdings, Inc. for incomes taxes attributable to the Company under a tax sharing arrangement.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2023, the Company had net capital of $39,665,614, which was $39,553,966 in excess of its required net capital of $111,648. The Company's percentage of aggregate indebtedness to net capital was 4.22%

14. <u>Subsequent Events</u>

The Company has evaluated all other subsequent events from the balance sheet date through March 22, 2023, the date the financial statements were issued. There have been no material subsequent events which require recognition or disclosure.